SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH June, 2011
(Commission File No. 1-32826)

TAM S.A.
(Exact name of Registrant as specified in its Charter)

Av. Jurandir, 856 – Lote 4, 1° andar
04072-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

We have received the World Airline Awards as the “Best Airline in South America”

São Paulo, June 27th, 2011 - (BM&FBOVESPA: TAMM4/NYSE: TAM) – We were elected the "Best Airline in South America” and also acknowledged for the “Excellence in Service in South America” at the World Airline Awards. The ceremony that announced the winners was held on June, 22nd, on the 49th edition of the Paris Air Show, in France, the biggest fair devoted to the aviation and space industry in the world, held at the Le Bourget Airport, near Paris, from June 20th to 26th.

This is the first time we receive this award from Skytrax. The World Airline Awards is held since 1999. The winners are defined from a survey conducted every year by the British company with passengers from all over the world. Between July 2010 and May 2011, via several resources – such as online survey, discussion groups, questionnaires and telephone interviews, 18.8 million people, in more than 100 countries, evaluated the 200 participating airlines.

"We are increasingly consolidating our position among the top airlines in the global aviation market. Receiving this acknowledgement at the Paris Air Show as the best airline in South America and also for the excellence in service makes us immensely proud, especially because the airlines awarded by the World Airline Awards are voted by the passengers themselves,” celebrates Líbano Barroso, our president, who received the homage in Le Bourget.

"It is satisfying seeing TAM win these two important categories in the survey, as the best airline in South America and the award for excellence in service in the region. These awards directly reflect the client’s opinion and are a clear sign that TAM is offering top-quality products and services to its passengers,” states Edward Plaisted, CEO of Skytrax.

Contacts

Investor Relations:

Marco Antonio Bologna (CEO TAM S.A)

Líbano Miranda Barroso (CEO TAM Airlines and Investor Relations Director TAM S.A)

Jorge Bonduki Helito (IR Manager)

Suzana Michelin Ramos (IR)

Tel.: (11) 5582-9715

Fax: (11) 5582-8149

invest@tam.com.br

www.tam.com.br/ir

Press Agency Contact:

Phone.: (55) (11) 5582-9748/7441/7442/8795

Cel. (55) (11) 8644-0128

tamimprensa@tam.com.br

www.taminforma.com.br

About TAM: (www.tam.com.br)

We operate direct flights to 48 cities in Brazil and 19 cities in South America, the United States and Europe. Through agreements with companies in Brazil and abroad, our network encompasses 92 airports in Brazil and 92 international destinations, including Asia. In April 2011 our market share was 44.5%, and is also the country´s leading player among Brazilian airlines that operate international routes, with 89.1% market share. With the largest passenger aircraft fleet in the country (155 aircraft), we offer customer service marked by our Spirit to Serve and seeks to make air travel more accessible to the general public. We were the first Brazilian airline to offer a loyalty program, TAM Fidelidade, which has already issued 14 million tickets in exchange for points and is part of the Multiplus network, which today has 8.3 million members. Member of Star Alliance - the world´s largest airline alliance - since May 2010, we are part of a network with 1,160 destinations in 181 countries.

Forward-looking statements:

This notice may contain forward-looking statements. These estimates merely reflect the expectations of the Company's management, and involve risks and uncertainties. The Company is not responsible for investment operations or decisions taken based on information contained in this release. These estimates are subject to changes without prior notice.

SIGNATURE

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 27, 2011

TAM S.A.

By:	/S/ Libano Miranda Barroso
Name: Libano Miranda Barroso Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.